EXHIBIT 99.1

B Communications Ltd

(the “Company”)

Re: Eurocom

Further to the Report published by the Company on November 24, 2017, Eurocom-Communications Ltd. (“Eurocom”), the controlling shareholder of the Company’s parent Internet Gold–Golden Lines Ltd., informed the Company that on December 20, 2017, several banking institutions, acting as creditors (“the Creditors”) filed a motion with the court in Israel for the appointment of observers (acting with a specific role, or “baalei tafkid” in Hebrew) to oversee the operation of Eurocom (the “Motion”). Together with the Motion, the Creditors filed a motion to initiate a liquidation process but without further relief.

As part of the Motion, the  Creditors  sought full access to Eurocom’s information and the authority to initiate legal actions to protect their interests, if and to the extent required.

The Motion clarified that the requested authority of the Creditors will not supersede the authority of Eurocom’s board of directors, which will continue to manage Eurocom’s business.

According to Eurocom, the Court decided that the Motion will be discussed on December 25, 2017, with representatives of the Ministry of Communications in attendance.

As part of Eurocom’s initial response to the Motion, Eurocom stated that it would agree to the appointment of the requested observers (acting with a specific role, or “baalei tafkid” in Hebrew), subject to the approval of the Ministry of Communications that such action will not affect the control permits in Bezeq and Spacecom Communications Ltd.

The Company is examining the implications of the legal proceedings, if any. The Company will report on any material developments.